EXHIBIT 3.1

Certificate of Amendment

of

Amended Articles of Incorporation

of

DynEco Corporation

The undersigned, Secretary of DynEco Corporation, a Minnesota corporation, does hereby certify that the following amendment was unanimously recommended by the Corporation’s Board of Directors on January 17, 2006 and was adopted by the Shareholders of the Corporation at a Special Meeting on January 31, 2006:

Article III of the Amended Articles of Incorporation is hereby amended to increase the authorized shares of common stock to 300,000,000 and is restated, as amended, as follows: Article III The aggregate number of shares that the Corporation has authority to issue is 320,000,000. The shares are classified in two classes, consisting of 20,000,000 shares of Preferred Stock of the par value of $.01 per share and 300,000,000 shares of Common Stock of the par value of $.01 per share. The Board of Directors is authorized to establish one or more series of Preferred Stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series. No shareholder of this Corporation shall have any cumulative voting rights. No shareholder of this Corporation shall have any preemptive rights by virtue of Minnesota Statutes, ss. 302A.413 (or any similar provisions of law) to subscribe for, purchase or acquire any shares of the Corporation of any class, or any obligations or other securities convertible into or exchangeable for any such shares, or any rights to purchase any such shares, securities or obligations.

This Amendment shall be effective upon filing with the Minnesota Secretary of State and is adopted pursuant to section 302A of the Minnesota Statutes.

Dated February 1, 2006.

/s/ Robert A.G. LeVine

Robert A.G. LeVine, Secretary

DynEco Corporation